

Jardines

Jardine Matheson Limited
48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat



18th April 2005

Securities & Exchange Commission
Office of Int'l Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.


SEC MAIL
PROCESSING
RECEIVED
MAY 0 2 2005
WASH, D.C.
202
SECTION

Dear Sirs

Jardine Strategic Holdings Limited
- Amendments to the Bermuda Takeover Code

We enclose for your information a notification dated 18th April 2005 in respect of the above Company which was lodged with the UK Listing Authority today.

Yours faithfully
JARDINE MATHESON LIMITED

Neil M McNamara
Group Corporate Secretary

Encl

Regulatory Announcement

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Company	Jardine Strategic Hldgs Ld
TIDM	JDS
Headline	Bermuda Takeover Code
Released	10:17 18-Apr-05
Number	1632L

AMENDMENTS TO THE BERMUDA TAKEOVER CODE FOR
JARDINE STRATEGIC HOLDINGS LIMITED

The Bermuda Takeover Code (the "Bermuda Code") for Jardine Strategic Holdings Limited (the "Company"), as set out in the Jardine Strategic Holdings Limited Regulations 1993 (the "Regulations"), has been amended by the Bermuda Monetary Authority. The Bermuda Code is based on the UK City Code on Takeovers and Mergers (the "UK Code") and the amendments were made primarily to bring the Bermuda Code into line with certain amendments made to the UK Code.

A summary of the amendments is appended below and copies of the amendments are also available from the Bermuda Monetary Authority at 2nd Floor, Jardine House, 33-35 Reid Street, Hamilton, Bermuda; the Company Secretary of Jardine Strategic Holdings Limited at 4th Floor, Jardine House, 33-35 Reid Street, Hamilton, Bermuda; or from the Company's website www.jardines.com.

This announcement appears as a matter of record.

Neil M McNamara, Jardine Matheson Limited
for and on behalf of Jardine Strategic Holdings Limited

18th April 2005

www.jardines.com



Summary of the amendments made to the Jardine Strategic Holdings Limited Regulations 1993

Introduction

Jardine Strategic Holdings Limited (the "Company"), which is incorporated in Bermuda, is subject to individual regulations (the "Regulations") which set out the Bermuda Takeover Code (the "Bermuda Code"). This is a summary of the more significant changes made to the Regulations to bring the Bermuda Code into line with certain amendments made to the UK City Code on Takeovers and Mergers (the "UK Code") during 2003. A number of the more minor and consequential amendments have not been included in this general summary.

Amendments to the Bermuda Code

1 Offeree Company Announcements after Day 39

As part of the orderly framework for the conduct of takeover bids, the UK and Bermuda Codes each restrict certain announcements by a target company after Day 39 of an offer.

1.1 Changes to the UK Code

The UK Code has widened the scope of the announcements caught by this restriction. Where the UK Code formerly captured only a restricted list of announcements (trading results, profit or dividend forecasts, asset valuations and proposals for dividend payments), it now recognises that there may be other types of announcements (e.g. an agreement to dispose of a major asset) of equivalent relevance and materiality to the rationale behind the narrower list. All material new information is, therefore, now

subject to the restriction on announcement.

Additionally, in the rare circumstances where the target may make a late announcement (i.e. after Day 39) of information of this kind, the UK Code has been changed to permit the possibility of extensions to the offer timetable, both to allow target's shareholders sufficient time to make a properly informed decision and to allow the offeror sufficient opportunity to amend its offer.

1.2 Outline of Changes to the Bermuda Code

Subject to certain adjustments suitable to the Bermuda Code, similar changes have been made to **Regulation 31(9)** of the Bermuda Code. In particular:

1.2.1 after Day 39, the Company will be restricted from announcing any material new information (including trading results, profit or dividend forecasts, asset valuations, proposals for dividend payments and any material acquisition or disposal);

1.2.2 however, if the Board is unable to bring forward any announcement before Day 39 or the announceable matter arises after that date, a "late" announcement is permissible;

1.2.3 new information will be regarded as "material" for the purpose of Regulation 31(9) if the Company is obliged to announce it by virtue of its continuing obligations under the rules of its primary listing authority; and

1.2.4 if the Company does make a "late" announcement, then subsequent milestones in the offer period will be re-set, if the offeror or the Company so requests, with the result that an offeror will have at least a further seven days following the announcement to make a revised offer. Any offer, revised or otherwise, must be declared unconditional as to acceptances by the earlier of 21 days from the date of the late announcement or 14 days from the date of a revised offer.

The right of the offeror to make a revised offer following a late announcement by the Company entails certain consequential amendments to other Regulations. In particular:

1.2.5 **Regulations 31(5)** and **32(2)** require amendment to reflect the possibility that an offeror may now choose not to be bound by previous statements that it will not extend or increase its offer if the Company announces material new information after Day 39, provided that the offeror has specified that it reserves the right to do so in such circumstances.

2 Offeror Company Announcements

2.1 Changes to the UK Code

Under the UK Code, a revised offer must be kept open for at least 14 days and a revised offer should not be made after the 46th day of the offer. This ensures that shareholders in the target company have a sufficient period in which to assess the merits of an offer. Where an offer comprises share consideration, the ability of offeree shareholders to assess the value of an offer could be affected if an offeror were to make an announcement in this final 14-day period which could have an effect on its share price. Applying reasoning similar to that in paragraph 1.1 above, the UK Code has, therefore, been changed so that when an offeror is prohibited from revising its offer, it will also normally (subject to the UK Takeover Panel's approval) be prohibited from announcing any material new information, and not just information of certain specified types.

2.2 Outline of Changes to the Bermuda Code

Regulation 32(1)(b) of the Bermuda Code has been extended to apply to any material new information, in addition to trading results, profit or dividend forecasts etc. which may have the effect of increasing the value of an offer. The offeror would be prohibited from making such announcements at times when it is precluded from increasing its offer. To cater for the possibility that an offeror might not be able to avoid an announcement (for example, due to the requirements of its listing authority), the restriction in Regulation 32(1)(b) would not apply where the announcement of material new information has arisen in circumstances beyond the control of the offeror and which the offeror is required to announce under the rules of its primary listing authority.

3 Disclosure of Relevant Share Capital

3.1 Change to the UK Code

The UK Code has added a new rule providing that, as soon as an offer period begins and in any case by 9.00 a.m. on the next business day, a target company must publish details of all classes and numbers of its relevant securities in issue. An offeror or potential offeror must do likewise, once it has identified itself as an offeror or potential offeror, unless its offer is solely in cash. These announcements must include, where relevant, the International Securities Identification Number ("ISIN") for each relevant security. If the information in an announcement changes during the offer period, a revised announcement must be made as soon as possible.

3.2 Outline of Changes to the Bermuda Code

A new **Regulation 3(11)** has been included in the Regulations to correspond with the changes to the UK Code outlined above.

4 Publication of Waivers from a Mandatory Offer

4.1 Changes to the UK Code

The UK Code has been changed to require that, where a Rule 9 waiver has been granted in respect of convertible securities, options or rights to subscribe for shares, details of the waiver, including the maximum number of securities that may be issued as a result, should be included in the company's annual report and accounts, rather than on its Extel card, until the securities in respect of which the waiver has been granted have been issued or it is confirmed that no such issue will be made. This reflects the fact that Extel cards are falling out of use.

4.2 Outline of Changes to the Bermuda Code

While the Regulations have never made reference to publication via Extel cards, **paragraph 4(3) of Appendix 1 of the Regulations** has been amended so that, following the granting of a Rule 9 waiver in respect of convertible securities, the Company would be required to publish in its annual report and accounts the details of the waiver, as required by the UK Code.

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